SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

TAT TECHNOLOGIES LTD.
(Name of Registrant)

P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated July 23, 2018 re TAT Technologies signs a new contract with UTC Aerospace Systems valued at up to USD 9 million in total revenue for the years 2018-2020.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies signs a new contract with UTC Aerospace
Systems valued at up to USD 9 million in total revenue for the years 2018-2020

GEDERA, Israel, July 23, 2018 /PRNewswire/ -- TAT Technologies Ltd. (NASDAQ: TATT), a leading provider of services and products to the commercial and military aerospace and ground defense systems, today announced that its subsidiary, Limco Airepair, Inc. ("Limco") has signed a three (3) year contract with UTC Aerospace Systems to support the company’s heat transfer MRO business as a licensed repair station. The expected revenues from this contract is US$9 million for the years 2018-2020. Under this agreement, Limco will be UTC Aerospace Systems’ exclusive heat transfer MRO provider in the Americas. This agreement will result in expanding TAT’s capabilities to support the aviation industry.

Mr. Igal Zamir, CEO and President of TAT Technologies stated, "We are pleased to support UTC Aerospace Systems as their chosen heat transfer MRO provider for the Americas. This agreement is another proof of confidence in our MRO capabilities. It positions Limco as a world leader in heat transfer repair.”

About TAT Technologies LTD

TAT Technologies is a global OEM and aftermarket solutions company, employing more than 600 employees globally. TAT Technologies supports commercial aviation and government customers through two operating segments: Thermal Management Solutions and Power & Actuation. TAT's Thermal Management Solutions include OEM and aftermarket of thermal management components and systems. TAT's Power & Actuation include aftermarket support (MRO) of APU, Landing Gear and Aero-engines components. TAT Technologies controlling shareholders is FIMI Private Equity Fund. For more information, you are welcome to visit our website:  www.tat-technologies.com

Contact:

Ms. Inna Shpringer
MARCOM Manager
Tel: 972-8-862-8594
innas@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company's shares held by our previously controlling stockholders, and other risks detailed from time to time in the Company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Ehud Ben-Yair
Ehud Ben-Yair
Chief Financial Officer

Date: July 23, 2018